FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ P J CESCAU By P J CESCAU DIRECTOR

/S/ J A LAWRENCE By J A LAWRENCE DIRECTOR

Date: 30 October 2008

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 30 October 2008
                                             3rd Quarter Results

Exhibit 99

INTERIM MANAGEMENT REPORT FOR NINE MONTHS TO SEPTEMBER 2008

KEY FINANCIALS
 (unaudited)

Third Quarter 2008			€ million	Nine Months 2008
	Increase/(Decrease)				Increase/(Decrease)
Current rates	Current rates	Constant rates		Current rates	Current rates	Constant rates
			Continuing operations:
10 427	2%	7%	Turnover	30 372	- %	6%
2 525	80%	94%	Operating profit	5 709	38%	48%
2 502	83%	97%	Pre-tax profit	5 637	37%	46%

			Total operations:
1 711	60%	72%	Net profit	4 096	22%	30%
0.59	66%	78%	EPS (Euros)	1.38	26%	33%

SUSTAINED COMPETITIVE GROWTH IN A CHALLENGING ENVIRONMENT

Financial Highlights for the first nine months
  Underlying sales growth of 7.4% in the first nine months with 8.3% in the third quarter.
  Operating margin of 24.2% in the quarter boosted by profits on disposals. Underlying improvement in operating margin of 0.3 percentage points in both the first nine months and the quarter.
  Underlying growth in operating profit of 9% at constant exchange rates in both the year to date and the quarter.
  Earnings per share up by 26%, also benefiting from higher profits on disposals.
  Interim dividendof €0.26 per NV share and 20.55p per PLC share.
Operational Highlights for the first nine months
  Broad-based growth across all categories, and in line with our markets overall.
  Volume growth of 0.7% in the first nine months and 0.6% in the third quarter.
  Additional €100 million invested behind our brands. Increased share of advertising spend relative to competitors.
  Continued strong growth in Developing and Emerging countries with volumes up and increased prices.
  Sales up in North America and
  Western Europe
   from pricing in more challenging markets.
  Timely pricing actions and delivery of accelerated savings from cost efficiency programmes more than offset continued increases in commodity costs which peaked in the third quarter.
  Strong single A balance sheet and active financial management serving us well in current financial turmoil.

GROUP CHIEF EXECUTIVE
"In the first nine months of the year we have delivered over 7% underlying sales growth.  We have strengthened the business in a tough environment.  Despite the price rises needed in the light of unprecedented cost increases, our volumes are holding up. Our cost savings programmes are far reaching and on-track to deliver.  We have been reshaping the portfolio, allowing us to focus our resources where it matters most; behind our brands and our priority categories.  All this leaves us well placed for the future.  This year we now expect to deliver underlying sales growth well in excess of our long-term target range of 3-5%, together with an underlying improvement in operating margin for the year."

Patrick Cescau, Group Chief Executive	30 October 2008

INTERIM MANAGEMENT REPORT FOR NINE MONTHS TO SEPTEMBER 2008

In the following commentary we report underlying sales growth (abbreviated to 'USG' or 'growth') at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals, impairments and other one-off items).  Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow.  Please refer also to note 2 to the financial statements.

1. SUMMARY OF BUSINESS PERFORMANCE

Underlying sales growth was 7.4% in the first nine months with 8.3% in the third quarter.  Despite the price increases necessary to offset higher costs, volumes have held up well.

Our business in Europe has grown by 2.4% so far this year, with 2.5% in the quarter despite difficult conditions in
Western Europe
 with lower market volumes. We are making good progress with our transformation programme, simplifying the organisation and taking out cost. This has improved profitability. Volume development improved in the third quarter, but is not yet where we want it to be. Central and
Eastern Europe
 continued to grow strongly.

The
Americas
 grew by 6.5% in the first nine months, including 3.9% in the
US
 which is in line with our markets, and 11.6% in
Latin America
, ahead of market growth. Growth in the third quarter was 8.2%, boosted by the effect of the IT systems change last year which had reduced growth last quarter.

Growth in Asia Africa was 15.1% in the first nine months with a further acceleration to 15.7% in the third quarter. Volumes continue to grow, up by 3.2% in the third quarter, notwithstanding the price increases taken. Growth remains broad-based by country.

So far this year, we have invested an additional €100 million behind our brands.  Our share of advertising relative to competitors in the market has grown, and we have benefited from our programmes to raise the efficiency of our media spend.  In the third quarter we invested an additional €20 million behind our brands.  As a percentage of sales, spend on advertising and promotions was 0.5 percentage points lower than last year in the first nine months and 0.7 percentage points lower in the third quarter. These ratios reflect the strong, price driven, sales growth.

Efficiency programmes have accelerated through the year, with €0.8 billion already realised in the first nine months. This, together with the pricing action we have taken has enabled us to offset commodity cost increases of close to €2 billion and to deliver an underlying improvement in operating margin.

2.     FINANCIAL COMMENTARY FOR THE FIRST NINE MONTHS

2.1   Turnover
Underlying sales grew by 7.4%. This was largely offset by the strengthening of the euro against most currencies, and the impact of acquisitions and disposals, to leave turnover 0.2% higher.

2.2   Operating profit
Operating profit was €1 561 million higher, including a higher level of profits on business disposals. These were the disposal of Boursin cheese in the first half year, and the disposals of North American laundry and Lawry's seasonings in the third quarter. In total, disposals have generated a pre-tax profit of €1 579 million in the first nine months, compared with €52 million in the same period last year. Our disposal programme will be neutral to operating margin in the medium term, but will have a dilutive effect of around 0.2 percentage points in the fourth quarter of 2008 and around 0.3 percentage points in 2009.

Before the impact of restructuring, disposals and impairments, operating profit grew by 2% at current exchange rates, or 9% at constant exchange rates.

The operating margin was 18.8%. Before the impact of restructuring, disposals and impairments, there was an underlying improvement in operating margin of 0.3 percentage points.

2.3   Finance costs and tax
Finance costs of net borrowings were 4% lower in the first nine months, with an improved net interest rate.  During October we successfully renewed our annual committed credit facilities.

The effective tax rate was 28% in the first nine months. This included a relatively high rate of 32% in the third quarter reflecting the tax on disposal profits in the
US
. The underlying tax rate, before restructuring and disposals, was 26% in the first nine months compared with 22% in the same period last year, when we had substantial benefits from the favourable settlement of prior year tax audits. For the full year we expect the underlying tax rate to be around 25%, slightly below our longer term guidance of 26%.

2.4   Joint ventures, associates and other income from non-current investments
Share of net profit from joint ventures and associates and other income from non-current investments contributed €129 million, which was €41 million lower than last year as a result of a lower level of one-time gains in the first quarter.

2.5   Net profit and earnings per share
Net profit was 22% higher in the year to date, boosted by the profits on disposals.

Earnings per share were €1.38, including a net gain of €0.24 from restructuring, disposals and impairments. This compares with €1.10 in the same period last year, which included a net loss of €0.05 from restructuring, disposals and impairments and benefited from the particularly low tax rate.

2.6   Share buy-backs
In the first nine months of 2008 we bought back shares to a value of €1.5 billion.

2.7   Cash flow
As expected, there was a substantial improvement in cash flow in the third quarter, which was €0.5 billion higher than last year. This was driven by an underlying improvement in profitability, lower working capital compared with the mid year position and lower cash costs of pensions.

For the first nine months of the year, net cash flow from operating activities, at €2.5 billion, was €0.1 billion lower than last year. The effect of the substantial increase in working capital in the first half year has been largely offset by the improved cash generation in the third quarter.

2.8  Balance sheet
Working capital was reduced substantially during the third quarter and has now returned to a more normal seasonal level.

Movements in the values of other non-pension related assets and liabilities largely reflect movements in exchange rates.

2.9   Pensions
The overall funding position of the Group's pension arrangements was little changed over the first nine months of the year, as the impact of higher IAS 19 discount rates largely outweighed falls in asset values. The asset value and IAS 19 value of liabilities both fell by €3.0 billion during the first nine months and the overall net liability for all arrangements was €1.1 billion at the end of the third quarter, the same as at the end of 2007.

3. OPERATIONAL REVIEW FOR THE FIRST NINE MONTHS

3.1
Europe
Third Quarter 2008					Nine months 2008
2008	2007	% Change	% Underlying sales growth		2008	2007	% Change	% Underlying sales growth
3 887	3 880	0.2	2.5	Turnover (€ million)	11 398	11 465	(0.6)	2.4

14.7	13.0			Operating Margin (%)	18.3	13.7
(3.0)	(4.6)			Impact of RDIs (%)*	1.3	(2.6)
*
Restructuring, business disposals and other items

Growth
Underlying sales growth was 2.4% in the year to date, with 2.5% in the third quarter. Pricing has contributed over 4%, with volume lower by around 2%.

Central and
Eastern Europe
 continued to grow at around 10% with contributions from both price and volume.
Russia
 has been particularly strong with a further acceleration in the third quarter.

Western Europe
 grew by 1.3% in the year to date with 1.4% in the third quarter. Growth of our markets has slowed with volume consumption now lower than a year ago and there has been some down-trading to private label products. Against this background, our businesses in the
UK
,
Netherlands
 and
Italy
 have grown solidly and continued to do so in the third quarter. Sales were lower in
France
 and slowed in
Germany
, but
Spain
 returned to growth in the third quarter and is now ahead for the year to date.

Innovation
New harmonised and improved recipes of our family brand margarines have been launched throughout the region with communication centred on "growing great kids".
Hellmann's
 mayonnaise promotes the benefits of Omega 3 and the use of free range eggs. In the
UK
,
France
 and
Spain
, we have launched
Knorr
stock pots, a new generation of bouillon using technology already deployed in
China
.

 The
Lipton
 brand is extending the range of pyramid infusions through the region and has introduced 'crystal green' teas in Central and
Eastern Europe
.

We have rolled out '
Small and Mighty
' concentrated detergents giving consumers a more convenient and environmentally friendly wash with no loss in cleaning power. The new '
Cif
 fizz' spray offers cleaning in one quick wipe while '
Domestos
 grotbuster' addresses bathroom hygiene needs. The latest
Axe
 body spray 'dark temptation' "with the effect of chocolate" is on track to be the most successful variant yet.  The
Dove
 'Go Fresh' range is now in place in most countries throughout the region. In oral care, we have launched
Signal
 white now, the first instant whitening toothpaste.

Profitability
The year to date operating margin of 18.3% was 4.6 percentage points higher than last year, largely reflecting profits on disposals. Before restructuring and disposals there was an underlying improvement in margin of 0.7 percentage points. Gross margins were lower as we recovered cost increases in absolute terms but not yet sufficiently to maintain the percentage margin. However this was more than compensated by sharply lower overheads costs.

Accelerating change
The European supply chain transformation is progressing well. So far, we have announced restructuring plans at 16 factories together with additional capital investments to increase efficiency. The implementation of a harmonised IT system continues with 80% of all locations already live, and will be complete by January 2009. All eight multi-country organisations have been announced and are now operational.  The consequences for our people have been managed with care.

We are investing €100 million in a new manufacturing facility in
Tula
,
Russia
.

In July we announced the disposal of the
Bertolli
olive oil business and three local bottled oil brands in
Italy
. This is expected to complete in the fourth quarter.

3.2 The
Americas
Third Quarter 2008					Nine months 2008
2008	2007	% Change	% Underlying sales growth		2008	2007	% Change	% Underlying sales growth
3 353	3 357	(0.1)	8.2	Turnover (€ million)	9 806	10 108	(3.0)	6.5

44.6	14.8			Operating Margin (%)	24.2	14.7
29.0	(0.7)			Impact of RDIs (%)*	9.2	(0.7)
*
Restructuring, business disposals and other items

Growth
Underlying sales have grown by 6.5% in the first nine months of the year, with stable volumes.

The
US
 has grown at around 4% so far this year and sustained this level in the third quarter, adjusting for the effect of the IT systems implementation last year. All of the growth in our markets is coming from pricing, with volumes lower than last year in personal care but holding up in foods. Our market shares have remained firm.

Growth in
Latin America
 was 12% with strong pricing and modest volume gains.
Brazil
 has continued to improve and is now contributing strongly, while
Mexico
 slowed somewhat in the third quarter after rapid growth in the first half year.

Innovation
In the
US
,
Bertolli
 frozen meals offer a real alternative to more expensive restaurant meals and have been extended from skillet dishes to include oven baked meals. The
Hellmann's
 range has been further strengthened with the addition of an olive oil mayonnaise in the
US
 and new milder tasting mayonnaise made with milk in
Brazil
 and
Mexico
.

The
VaseIine
 range of skin care products has been extended in the
US
 with '
Vaseline
 for men' and high efficacy '
Vaseline
 clinical therapy'. The latest global
Dove
 range, 'go fresh', and the new
Axe
 fragrance 'dark temptation' have been launched across the region. In Laundry the new
Dirt is Good
 mix with improved cleaning and longer-lasting freshness has been introduced to
Latin America
 as well as a variant of
Surf
 which contains fabric conditioner.

Profitability
The operating margin for the first nine months was 24.2%, which was 9.5 percentage points higher than last year, benefiting from profits on disposals. Before the impact of restructuring, disposals and impairments, there was an underlying reduction in margin of 0.4 percentage points. Savings programmes and price increases have fully offset the impact of higher commodity costs in absolute terms, but this has not been enough to maintain the percentage margin.

Accelerating change
In the third quarter we completed the disposals of Lawry's seasonings and spices and the North American laundry business. We signed agreements with Starbucks to include Tazo ready-to-drink tea in the Pepsi-Lipton joint venture and for the manufacture, marketing and distribution of Starbucks ice cream in the US and Canada.
The move to a single head office for the
US
 in Englewood Cliffs has been completed and the ice cream business has been integrated.  A new customer solutions team is partnering with our customers to improve understanding of shopper behaviour and develop innovative shopping experiences.
We have recently announced the creation of a new multi-country organisation made up of the
US
,
Canada
, and the
Caribbean
.  This will build scale, drive efficiencies and enhance our capabilities across these countries.

3.3 Asia
Africa
Third Quarter 2008					Nine months 2008
2008	2007	% Change	% Underlying sales growth		2008	2007	% Change	% Underlying sales growth
3 187	3 006	6.0	15.7	Turnover (€ million)	9 168	8 724	5.1	15.1

14.4	13.3			Operating Margin (%)	13.6	12.5
(0.4)	(0.6)			Impact of RDIs (%)*	(0.3)	(0.6)
*
Restructuring, business disposals and other items

Growth
There has been sustained, broad-based growth across countries and categories. Underlying sales growth was 15.1%, accelerating to 15.7% in the third quarter. This growth was faster than our markets in both volume and price. All of our top five Developing and Emerging market businesses have grown at around 20% so far this year, and all have grown from a combination of increased prices and higher volumes.

India
 has benefited from a portfolio which spans higher and lower price tiers and from extensive micro-marketing tailored to faster growing areas and channels. In
China
 volumes continue to grow well, and we have started to take price increases for the first time this year.
Indonesia
 and
Turkey
 have also continued to show good performances and
South Africa
 improved sharply after a poor second quarter.

Japan
 remains a challenging market for us, with strong local competitors.
Australia
 had a better third quarter with good volume growth and a greater contribution from price.

Innovation
Our spreads ranges have been developed with the introduction of lower fat spreads in South and Central Africa and sachets of
Blue Band
 margarine in
Indonesia
, providing a low unit price entry point for consumers.
Lipton
 milk tea has been launched in a number of new countries and we introduced
Lipton
 clear green teas in
Turkey
 and
Arabia
.
Knorr
 bouillon jellies introduced earlier in the year in
China
 have been extended with a new variant and we have launched
Knorr
 'meal makers' in
India
.

Rexona
 is being rolled out in
China
 as the first step to building a market for deodorants in
China
. New versions of
Pond's
 anti-ageing and skin-lightening creams and the new global
Sunsilk
 range have been rolled out across the region. Innovations in laundry include
Surf
 clean and fresh,
Surf
Excel multi-chamber sachets, and low unit price packs in the
Philippines
.

Profitability
The operating margin for the first nine months was 13.6%, which was 1.1 percentage points higher than a year ago. Before the impact of restructuring and disposals there was an underlying improvement of 0.8 percentage points. Savings programmes and price increases have offset the impact of higher commodity costs and we have the benefit of increased scale from sales growth.

Accelerating change
The One Unilever organisation is in place throughout the region and the move to a single SAP system across the region is progressing to plan.  We are centralising regional supply chain management in
Singapore
.

Earlier in the year we announced the disposal of our palm oil business in
Cote D'Ivoire
 and the acquisition of soaps in the same country. We have also announced the disposal of Komili olive oil in
Turkey
.  Both transactions are expected to complete in the fourth quarter.

OTHER INFORMATION
As previously announced, Unilever is currently engaged with both the European Commission and other national competition authorities in ongoing investigations in
Europe
. These investigations cover aspects of Unilever's home care, personal care and ice cream businesses. Since the half year, we have settled and withdrawn an appeal against the imposition of fines by the German cartel office and have confirmed the closure of an investigation into our ice cream business in
Portugal
. We continue to cooperate fully with all ongoing investigations.

CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 gerbert-van.genderen-stort@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The results for the year and the announcement of final dividends will be published on 5 February 2009.

CONDENSED FINANCIAL STATEMENTS
INCOME STATEMENT
(unaudited)

Third Quarter				€ million	Nine Months
2008	2007	Increase/ (Decrease)			2008	2007	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

10 427	10 243	2%	7%	Turnover	30 372	30 297	-%	6%

2 525	1 403	80%	94%	Operating profit	5 709	4 148	38%	48%

				After (charging)/crediting:
844	(218)			Restructuring, business disposals and other items (see note 3)	1 025	(414)

(60)	(64)			Net finance costs	(201)	(204)
27	50			Finance income	78	121
(120)	(156)			Finance costs	(379)	(434)
33	42			Pensions and similar obligations	100	109

32	25			Share in net profit/(loss) of joint ventures	106	82
-	(1)			Share in net profit/(loss) of associates	8	50
5	7			Other income from non-current investments	15	38

2 502	1 370	83%	97%	Profit before taxation	5 637	4 114	37%	46%

(791)	(301)			Taxation	(1 541)	(840)

1 711	1 069	60%	72%	Net profit from continuing operations	4 096	3 274	25%	33%

-	(1)			Net profit/(loss) from discontinued operations	-	75

1 711	1 068	60%	72%	Net profit for the period	4 096	3 349	22%	30%

				Attributable to:
68	58			Minority interests	205	182
1 643	1 010	63%	74%	Shareholders' equity	3 891	3 167	23%	30%

				Combined earnings per share
0.59	0.35	66%	78%	Continuing operations (Euros)	1.38	1.07	29%	36%
0.57	0.34	67%	78%	Continuing operations - diluted (Euros)	1.34	1.04	29%	36%

-	-			Discontinued operations (Euros)	-	0.03
-	-			Discontinued operations - diluted (Euros)	-	0.02

0.59	0.35	66%	78%	Total operations (Euros)	1.38	1.10	26%	33%
0.57	0.34	67%	78%	Total operations - diluted (Euros)	1.34	1.06	26%	33%

0.17	(0.06)			Impact of restructuring, business disposals and other items on earning per share	0.24	(0.05)

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
€ million	Nine Months
	2008	2007

Fair value gains/(losses) on financial instruments net of tax	(137)	43
Actuarial gains/(losses) on pension schemes net of tax	(208)	1 125
Currency retranslation gains/(losses) net of tax	(640)	(185)

Net income/(expense) recognised directly in equity	(985)	983

Net profit for the period	4 096	3 349

Total recognised income and expense for the period	3 111	4 332

Attributable to:
Minority interests	170	177
Shareholders' equity	2 941	4 155

CASH FLOW STATEMENT
(unaudited)
€ million	Nine Months
	2008	2007

Operating activities
Cash flow from operating activities	3 206	3 463
Income tax paid	(745)	(871)
Net cash flow from operating activities	2 461	2 592

Investing activities
Interest received	86	105
Net capital expenditure	(721)	(634)
Acquisitions and disposals	1 493	34
Other investing activities	54	212
Net cash flow from/(used in) investing activities	912	(283)

Financing activities
Dividends paid on ordinary share capital	(1 369)	(1 518)
Interest and preference dividends paid	(298)	(331)
Change in financial liabilities	414	1 387
Share buy-back programme	(1 500)	(1 144)
Other movements on treasury stock	40	287
Other financing activities	(159)	(473)
Net cash flow from/(used in) financing activities	(2 872)	(1 792)

Net increase/(decrease) in cash and cash equivalents	501	517

Cash and cash equivalents at the beginning of the year	901	710

Effect of foreign exchange rate changes	(428)	28

Cash and cash equivalents at the end of period	974	1 255

BALANCE SHEET
(unaudited)
€ million	As at 30 September 2008	As at 31 December 2007	As at 30 September 2007

Non-current assets
Goodwill	12 098	12 244	12 179
Intangible assets	4 519	4 511	4 590
Property, plant and equipment	6 205	6 284	6 260
Pension asset for funded schemes in surplus	1 801	2 008	2 396
Deferred tax assets	958	1 003	960
Other non-current assets	1 486	1 324	1 214
Total non-current assets	27 067	27 374	27 599

Current assets
Inventories	4 390	3 894	4 120
Trade and other current receivables	5 215	4 194	4 995
Current tax assets	165	367	261
Cash and cash equivalents	1 295	1 098	1 566
Other financial assets	350	216	237
Non-current assets held for sale	198	159	146
Total current assets	11 613	9 928	11 325

Current liabilities
Financial liabilities	(4 476)	(4 166)	(5 095)
Trade payables and other current liabilities	(8 295)	(8 017)	(8 364)
Current tax liabilities	(991)	(395)	(595)
Provisions	(736)	(968)	(770)
Liabilities associated with non-current assets held for sale	(42)	(13)	(43)
Total current liabilities	(14 540)	(13 559)	(14 867)
Net current assets/(liabilities)	(2 927)	(3 631)	(3 542)
Total assets less current liabilities	24 140	23 743	24 057

Non-current liabilities
Financial liabilities due after one year	5 864	5 483	4 944
Non-current tax liabilities	214	233	231
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	805	827	874
Unfunded schemes	2 118	2 270	2 339
Provisions	739	694	754
Deferred tax liabilities	1 186	1 213	1 286
Other non-current liabilities	195	204	240
Total non-current liabilities	11 121	10 924	10 668

Equity
Shareholders' equity	12 578	12 387	12 883
Minority interests	441	432	506
Total equity	13 019	12 819	13 389
Total capital employed	24 140	23 743	24 057

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1   ACCOUNTING INFORMATION AND POLICIES
The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard (IAS) 34 'Interim Financial Reporting'. The basis of preparation is consistent with that applied for the year ended 31 December 2007.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 8 and the statement of recognised income and expense and the cash flow statement on page 9 are translated at rates current in each period.  The balance sheet on page 10 is translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2007 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

2   NON-GAAP MEASURES
In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5.  In note 8 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement.  We also comment on underlying trends in operating profit, by which we mean the movements recorded after setting aside the impact of restructuring, disposals, impairments and other one-off items, on the grounds that the incidence of these items is uneven between quarterly reporting periods. We specifically avoid referring to a measure of 'underlying operating profit', since such a term might imply that we did not regard the items involved, particularly restructuring costs, as an ongoing element of our business over the longer term.  In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on on our website at www.unilever.com/investorcentre

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin. The impact of these items, and of similar items arising within other elements of our income statement, on our reported net profit was as follows:

€ million

Third Quarter			Nine Months
2008	2007		2008	2007
		RDIs within operating profit:
(160)	(234)	Restructuring	(490)	(475)
1 063	16	Business disposals	1 579	52
(59)	-	Impairments and other one-off items	(64)	9
844	(218)	Total RDIs within operating profit	1 025	(414)
(357)	68	Tax effect of RDIs within operating profit:	(360)	140
-	(1)	RDIs arising below operating profit:	24	136
487	(151)	Total impact of RDIs on net profit	689	(138)

The impact of RDIs on reported Earnings Per Share is given in note 10.

4   SEGMENTAL ANALYSIS BY GEOGRAPHY
On 28 February 2008 Unilever announced a number of organisational changes. As part of these changes, our operations in Central and Eastern Europe will in future be managed within an enlarged region together with those in Asia and Africa, with
Western Europe
 becoming a standalone region. Since these changes are taking place progressively during 2008, we are continuing to report quarterly against our structure as it applied in 2007. In our fourth quarter reporting for 2008 we will provide additional analysis of our regional results against the new structure, including restated amounts for each of the quarters of 2008, and will report on the new basis thereafter.

Continuing operations - Third Quarter
€ million	Europe	Americas	Asia Africa	Total

Turnover
2007	3 880	3 357	3 006	10 243
2008	3 887	3 353	3 187	10 427
Change	0.2%	(0.1)%	6.0%	1.8%
Impact of:
Exchange rates	(1.9)%	(5.0)%	(8.5)%	(5.0)%
Acquisitions	1.5%	0.1%	0.2%	0.6%
Disposals	(1.9)%	(2.9)%	(0.1)%	(1.7)%

Underlying sales growth	2.5%	8.2%	15.7%	8.3%
Price	4.8%	6.8%	12.1%	7.7%
Volume	(2.1)%	1.3%	3.2%	0.6%

Operating profit
2007	504	498	401	1 403
2008	572	1 494	459	2 525
Change current rates	13.4%	200.2%	14.4%	80.0%
Change constant rates	16.3%	227.6%	26.2%	94.1%

Operating margin
2007	13.0%	14.8%	13.3%	13.7%
2008	14.7%	44.6%	14.4%	24.2%

Includes restructuring, business disposals and other items
2007	(4.6)%	(0.7)%	(0.6)%	(2.1)%
2008	(3.0)%	29.0%	(0.4)%	8.1%

Continuing operations - Nine Months
€ million	Europe	Americas	Asia Africa	Total

Turnover
2007	11 465	10 108	8 724	30 297
2008	11 398	9 806	9 168	30 372
Change	(0.6)%	(3.0)%	5.1%	0.2%
Impact of:
Exchange rates	(2.0)%	(7.4)%	(8.6)%	(5.8)%
Acquisitions	1.0%	0.0%	0.2%	0.4%
Disposals	(1.9)%	(1.7)%	(0.3)%	(1.4)%

Underlying sales growth	2.4%	6.5%	15.1%	7.4%
Price	4.3%	6.5%	9.8%	6.7%
Volume	(1.8)%	0.0%	4.8%	0.7%

Operating profit
2007	1 571	1 486	1 091	4 148
2008	2 082	2 376	1 251	5 709
Change current rates	32.5%	59.8%	14.7%	37.6%
Change constant rates	34.6%	76.3%	27.5%	47.6%

Operating margin
2007	13.7%	14.7%	12.5%	13.7%
2008	18.3%	24.2%	13.6%	18.8%

Includes restructuring, business disposals and other items
2007	(2.6)%	(0.7)%	(0.6)%	(1.4)%
2008	1.3%	9.2%	(0.3)%	3.4%

5   SEGMENTAL ANALYSIS BY PRODUCT AREA
Continuing operations - Third Quarter
€ million	Savoury, dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2007	3 464	2 096	2 861	1 822	10 243
2008	3 513	2 166	2 908	1 840	10 427
Change	1.4%	3.3%	1.7%	0.9%	1.8%
Impact of:
Exchange rates	(3.7)%	(4.4)%	(6.1)%	(6.2)%	(5.0)%
Acquisitions	0.3%	2.5%	0.0%	0.0%	0.6%
Disposals	(2.1)%	(1.6)%	(0.1)%	(3.6)%	(1.7)%
Underlying sales growth	7.2%	7.3%	8.3%	11.6%	8.3%

Operating profit
2007	489	341	457	116	1 403
2008	745	363	510	907	2 525
Change current rates	52.2%	6.5%	11.4%	687.1%	80.0%
Change constant rates	62.0%	10.7%	20.0%	768.4%	94.1%

Operating margin
2007	14.1%	16.2%	16.0%	6.3%	13.7%
2008	21.2%	16.8%	17.5%	49.3%	24.2%

Continuing operations -
Nine Months
€ million	Savoury, dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2007	10 216	6 151	8 471	5 459	30 297
2008	10 372	6 165	8 389	5 446	30 372
Change	1.5%	0.2%	(1.0)%	(0.2)%	0.2%
Impact of:
Exchange rates	(4.6)%	(5.4)%	(7.0)%	(6.7)%	(5.8)%
Acquisitions	0.2%	1.8%	0.0%	0.0%	0.4%
Disposals	(1.9)%	(1.6)%	(0.1)%	(2.0)%	(1.4)%
Underlying sales growth	8.2%	5.8%	6.6%	9.2%	7.4%

Operating profit
2007	1 472	858	1 382	436	4 148
2008	2 167	949	1 390	1 203	5 709
Change current rates	47.2%	10.7%	0.5%	176.0%	37.6%
Change constant rates	55.1%	15.9%	9.2%	206.4%	47.6%

Operating margin
2007	14.4%	13.9%	16.3%	8.0%	13.7%
2008	20.9%	15.4%	16.6%	22.1%	18.8%

6   TAXATION
The effective tax rate for the nine months was 28% compared with 21% for the first nine months of 2007. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

7
 Reconciliation of net profit to cash flow from operating activities
€ million	Nine Months
	2008	2007

Net profit	4 096	3 349
Taxation	1 541	847
Share of net profit of joint ventures/associates and other income from non-current investments	(129)	(170)
Net finance costs	201	204
Operating profit (continuing and discontinued operations)	5 709	4 230
Depreciation, amortisation and impairment	762	712
Changes in working capital	(1 447)	(836)
Pensions and similar provisions less payments	(99)	(509)
Restructuring and other provisions less payments	(126)	(26)
Elimination of (profits)/losses on disposals	(1 648)	(194)
Non-cash charge for share-based compensation	85	106
Other adjustments	(30)	(20)
Cash flow from operating activities	3 206	3 463

8  NET DEBT
€ million	As at 30 September 2008	As at 31 December 2007

Total financial liabilities	(10 340)	(9 649)
Financial liabilities due within one year	(4 476)	(4 166)
Financial liabilities due after one year	(5 864)	(5 483)
Cash and cash equivalents as per balance sheet	1 295	1 098
Cash and cash equivalents as per cash flow statement	974	901
Add bank overdrafts deducted therein	321	197
Financial assets	368	216
Net debt	(8 677)	(8 335)

On 21 February 2008 we issued Swiss franc notes to the value of CHF 600 million (€360 million) in two tranches: CHF 250 million with an interest rate of 3.125% and maturing in January 2012, and CHF 350 million at 3.5% maturing in March 2015.  On 21 May 2008 we issued €750 million fixed rate notes with a coupon rate of 4.875%, repayable in 2013.

During the third quarter we made partial repayments of the
US
 $ Floating Rate extendible Notes due in the 2009 amounting to US $215 million (on 11 August 2008) and US $105 million (on 11 September 2008). On 12 September 2008 we repaid South African 10.2% bonds of ZAR1 billion.

9  MOVEMENTS IN EQUITY

€ million	Nine Months
	2008	2007

Equity at 1 January	12 819	11 672
Total recognised income and expense for the period	3 111	4 332
Dividends	(1 341)	(1 362)
Movement in treasury stock	(1 472)	(1 218)
Share-based payment credit	85	93
Dividends paid to minority shareholders	(161)	(169)
Currency retranslation gains/(losses) net of tax	(13)	(9)
Other movements in equity	(9)	50
Equity at the end of the period	13 019	13 389

During the first nine months of 2008 we purchased shares to the value of €1.5 billion under the share buy-back programme.

10  COMBINED EARNINGS PER SHARE
The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:

(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the first nine months were calculated as follows:

	2008	2007

Combined EPS - Basic	Millions of units
Average number of combined share units	2 817.1	2 880.7

	€ million
Net profit attributable to shareholders' equity	3 891	3 167

Combined EPS (Euros)	1.38	1.10

Combined EPS - Diluted	Millions of units
Adjusted average number of combined share units	2 913.5	2 979.8

Combined EPS - diluted (Euros)	1.34	1.06
Impact of RDIs on Earnings Per Share
	€ million
Total impact of RDIs on reported net profit (see note 3)	689	(138)

Impact of RDIs on basic earnings per share (Euros)	0.24	(0.05)
Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)	2.10	1.48
Combined EPS - diluted (Dollars)	2.03	1.43

Combined EPS (Pounds)	1.08	0.74
Combined EPS - diluted (Pounds)	1.04	0.72

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2007 (net of treasury stock)	2 853.1
Net movements in shares under incentive schemes	7.1
Share buy-back	(75.4)
Number of shares at 30 September 2008	2 784.8

11   DIVIDENDS
The Boards have declared interim dividends in respect of 2008 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:
Per Unilever N.V. ordinary share:        €0.26 (2007: €0.25)
Per Unilever PLC ordinary share:        20.55p (2007: 17.00p)
The NV and PLC interim dividends will be payable as from 3 December 2008, to shareholders registered at close of business on

7 November 2008, and will go ex-dividend on 5 November 2008.
The NV interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 29 October 2008, represents US $0.3320 per New York Share of €0.16 (2007: US $0.3612) before deduction of
Netherlands
 withholding tax.  The PLC interim dividend, when converted at the Bank of England Sterling/Dollar rate of exchange on 29 October 2008, represents US $0.3301 per American Depositary Receipt (2007: US $0.3525).
The
New York
 shares of NV and the American Depositary Receipts of PLC will go ex-dividend on 5 November 2008.  US dollar checks for the interim dividend will be mailed on 2 December 2008, to holders of record at the close of business on 7 November 2008. In the case of the NV New York shares,
Netherlands
 withholding tax will be deducted at the appropriate rate.  The interim dividend will be payable as from 3 December 2008.

12   ACQUISITIONS AND DISPOSALS
On 14 November 2007 we announced that we had signed a definitive agreement with McCormick & Company, Incorporated to sell our Lawry's and Adolph's branded seasoning blends and marinades business in the US and Canada for €410 million. The transaction was completed on 31 July 2008. The combined annual turnover of the business is approximately €100 million.

With effect from 1 January 2008, we entered into an expanded international partnership with Pepsico for the marketing and distribution of ready-to-drink tea products under the
Lipton
 brand.

On 3 January 2008 we completed the sale of the Boursin brand to Le Groupe Bel for €400 million. The turnover of this brand in 2007 was approximately €100 million.

On 4 February 2008 we announced that we had signed an agreement to acquire Inmarko, the leading Russian ice cream company, for an undisclosed amount. The transaction was completed on 2 April 2008. The company had a turnover in 2007 of approximately €115 million.

On 19 June 2008 we announced that we had signed an agreement to sell our edible oil business in
Côte d'Ivoire
 together with our interests in local palm oil plantations, Palmci and PHCI. At the same time we plan to acquire the soap business of Cosmivoire, an Ivorian producer with a market presence throughout Francophone West Africa. The deal is subject to approval by the regulatory authorities.

On 10 July 2008 we announced that we had signed an agreement to sell Komili, the market leading olive oil brand in
Turkey
, to Ana Gida, part of the Anadolu Group, for an undisclosed amount. The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.

On 21 July 2008 we announced that we had signed an agreement with Grupo SOS for the disposal of our Bertolli olive oil and vinegar business, for a consideration of €630 million. The transaction is structured as a worldwide perpetual licence by Unilever of the
Bertolli
 brand in respect of olive oil and premium vinegar. The transaction includes the sale of the Italian Maya, Dante and San Giorgio olive oil and seed oil businesses, as well as the factory at
Inveruno
,
Italy
. The transaction, which is subject to regulatory approval, is expected to be completed by the end of 2008.

On 28 July 2008 we announced that we had signed a definitive agreement to sell our North American laundry business in the
US
,
Canada
 and
Puerto Rico
 to Vestar Capital Partners, a leading global private equity firm, for a face value of US $1.45 billion. The transaction was completed on 9 September 2008. The businesses sold include the all
,
Snuggle
,
Wisk
,
Surf
 and
Sunlight
 fabric cleaning and fabric conditioning brands in the
US
,
Canada
 and Puerto Rico, as well as Unilever's manufacturing facility in
Baltimore
. These businesses had a combined turnover in 2007 of approximately US $1.0 billion.

13  EVENTS AFTER THE BALANCE SHEET DATE
Mr P Polman became an Executive Director of Unilever PLC and Unilever N.V. following approval by shareholders at a separate General Meeting and Extraordinary General Meeting of those companies held on 28 and 29 October 2008 respectively.